BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

November 7, 2019

VIA EDGAR

Christine Westbrook
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re: Biovie Inc (the “Company”)
Registration Statement on Form S-1
File No. 333-231136
Registration Statement on Form 8-A/A
File No. 001-39015

Dear Ms. Westbrook:

Reference is made to our letter, filed as correspondence via EDGAR on November 5, 2019, in which the Company requested for acceleration of the effective date of the above-referenced Registration Statements for Thursday November 7, 2019, at 5:00 p.m., ET, or as soon thereafter as practicable. The Company hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

/s/ Joanne Wendy Kim

Joanne Wendy Kim, Chief Financial Officer and Corporate Secretary